Exhibit 21.1

Subsidiaries of Coincheck Group N.V.

Legal Name	Jurisdiction of Incorporation
M1 Co. G.K.	Japan
Coincheck, Inc.	Japan
Coincheck Merger Sub, Inc.	Delaware, U.S.A.